NT MINING CORPORATION

106 – 1641 Lonsdale Avenue

North Vancouver, BC  V7M 2J5

October 1, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Dear Sirs:

Re:

NT Mining Corporation. (the “Company”)

Item 4.02 Form 8-K

Filed September 19, 2012

Filed No. 000-27715

Further to your letter dated September 20, 2012, we write to respond to your letter with respect to the comments on the Company’s Form 8-K filed on September 19, 2012:

1.

The Company has revised its disclosure of information under item 4.02 to include:

a.

The date that the Board of Directors concluded the financial statements for the three months ended March 31, 2011 should not be relied upon.

b.

A greater discussion of the facts underlying the conclusion of the non-reliance.

c.

The fact that the Board of Directors was informed by the independent accountant of the non-compliance with the independent review requirement as promulgated under the Securities Act of 1934.

2.

The Company has revised the reference to the amended filing from “March 31, 2012” to “March 31, 2011”.

Closing Comments

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you and please do not hesitate to contact the undersigned at 604-880-3144 should you require further information.

Yours truly,

NT Mining Corporation

“Carman Parente”

Carman Parente

Chief Executive Officer

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